Exhibit 99.77

First Phosphate Closes Oversubscribed Private Placement to Existing and Follow-on Investors

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO THE UNITED STATES

Saguenay-Lac-Saint-Jean, Québec--(Newsfile Corp. - June 15, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that, on June 12, 2026, it closed its financing (the “Offering”) to existing, and other follow-on, investors on terms as described in the Company news release dated May 28, 2026.

The Company raised a total of $15,420,640 through the issuance of 1,432,750 Hard Dollar Units at a price of $2.00 per Hard Dollar Unit for gross proceeds of $2,865,500 and 6,277,570 Flow-Through Shares at a price of $2.00 per Flow-Through Share for gross proceeds of $12,555,140.

Together with this Offering, and since June 2022, the Company has raised approximately $78 million in 11 management-led non-brokered private-placement financings and from funds received from option and warrant exercise.

“With the recent entry of one of the major global mining explorers and developers into the igneous phosphate space and with the rapid onshoring of the lithium iron phosphate (“LFP”) battery industry into North America by major global cell manufacturers and LFP end-product producers to support the growing energy storage, AI data center, factory automation and national security sectors, it is crucial that First Phosphate advance strongly its exploration, development and downstream mine-to-market leadership in the igneous phosphate sector,” says First Phosphate CEO John Passalacqua. “The Company continues to view igneous phosphate in multi-generational timelines and as the new gold of the energy transition. We thank our existing and new shareholders for having supported us in this vision and having moved to position the Company to an even stronger financial position to continue with these mission critical objectives.”

In connection with the Offering, the Company paid $156,880 in cash finder’s fee, issued 322,920 compensation Common Shares at a deemed price of $2.00 per common share, and issued 401,360 Compensation Warrants, exercisable at a price of $2.50 per common share of the Company, until December 31, 2026, subject to the Accelerated Expiry Date. All securities issued under the Offering are subject to a four-month and one day statutory hold period in accordance with applicable securities laws. The Company intends to use the proceeds from the Offering as disclosed in the Company’s press release dated May 28, 2026. Capitalized terms used in this news release and not defined herein have the meanings given to them in the Company’s news release dated May 28, 2026. The Company may close another tranche of the Offering at its discretion subject to the Policies of the Canadian Securities Exchange.

Insider Participation

In connection with the Offering, Laurence W. Zeifman, Chairman of the Board of the Company, purchased 50,000 Flow-Through Shares.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security.

First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For additional information

Bennett Kurtz

CFO, CAO

Tel : +1 (416) 200-0657

Investor Relations: https://firstphosphate.com/investors

General Inquiries: https://firstphosphate.com/contact

Website: www.FirstPhosphate.com

X : https://x.com/FirstPhosphate

LinkedIn : https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the continued onshoring of the LFP battery industry into North America, the advancement of its exploration, development and downstream mine-to-market operations, the completion of further tranches of the Offering, the intended use of proceeds of the Offering, the availability of tax credits, and regulatory approval including the approval of the Canadian Securities Exchange (the “CSE”). Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, development and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; that the Company and other parties will be able to satisfy stock exchange and other regulatory requirements in a timely manner; that CSE approval will be granted in a timely manner subject only to standard conditions and that all conditions precedent to the completion of the Offering will be satisfied in a timely manner. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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